                              EXHIBIT 12
                  STATEMENT RE: COMPUTATION RATIOS

ROA- RETURN ON AVERAGE ASSETS: Return on Average Assets is defined as net income divided by average total assets.

ROE- RETURN ON AVERAGE EQUITY: Return on Average Equity is defined as net income divided by average total equity.

DIVIDEND PAYOUT RATIO: The Dividend Payout Ratio is defined as declared annual cash dividends per share dividend by net income per share.